Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

September 30, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Ms. Catherine Gordon

Re:
Post-Effective Amendment No. 138 to the Registration Statement on Form N-1A of Deutsche Enhanced Commodity Strategy Fund (formerly DWS Enhanced Commodity Strategy Fund) and Deutsche Health and Wellness Fund (formerly DWS Health and Wellness Fund) (the “Funds”), each a series of Deutsche Securities Trust (formerly DWS Securities Trust) (the “Trust”) (Reg. Nos. 002-36238; 811-02021)

Dear Ms. Gordon:

This letter is being submitted on behalf of the Funds in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on September 15, 2014 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed with the SEC on August 1, 2014.

The Staff’s comments are restated below followed by the Funds’ responses.

Deutsche Health and Wellness Fund

1.
Comment: Under "Main investments" there is a description of what constitutes "wellness-related companies" for purposes of the 80% test: ". . .and other companies that provide products and services that promote or aid in achieving a healthy lifestyle (for example, food and nutrition companies, apparel companies and gym operators.").  The terms "food and nutrition" and "apparel" in the above description seem too generic.  Please consider using more descriptive language.

Response: The Fund has added clarifying disclosure to its Prospectus indicating that the term “food and nutrition” means healthy food and nutrition companies.  The Fund has removed the reference to apparel companies.

Deutsche Enhanced Commodity Strategy Fund

1.	Comment: Please confirm that the Subsidiary and its Board of Directors agree to designate an agent for service of process in the U.S.

Response:  The corporate secretary of the Subsidiary is the same as the corporate secretary of the Fund, and he is authorized to accept service of process for the Subsidiary in the U.S.  The Secretary’s name and address are included in Appendix I-K to Part I of the Fund’s Statement of Additional Information.

2.	Comment: We request that the Subsidiary agree to submit to SEC inspections of its books and records.

Response: The Subsidiary agrees to be subject to such inspections.

3.	Comment: Will the directors of the Subsidiary co-sign the Fund’s registration statement?

Response:  As disclosed in the Fund’s Prospectus under “Understanding Distributions and Taxes” and in Part II of the Fund’s Statement of Additional Information under “Subsidiary Companies” in Appendix II-G, to comply with Subchapter M of the Internal Revenue Code diversification requirements, the Fund will not invest more than 25% of its total assets in the Subsidiary.  Therefore, we do not believe that the directors of the Subsidiary are required to co-sign the Fund’s registration statement.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-2565.

Sincerely yours,

/s/Caroline Pearson

Caroline Pearson
Managing Director
Deutsche Investment Management Americas Inc.

cc.           Elizabeth Reza, Ropes & Gray
Adam M. Schlichtmann, Ropes & Gray

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